Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total finalizes the acquisition of 33,335% interest in the Bokhtar PSC

Area in Tajikistan

Paris, June 18, 2013 - Total E&P Tajikistan B.V., a subsidiary of Total announces today the finalization of the acquisition of an interest in the Bokhtar PSC in Tajikistan, from Kulob Petroleum Limited, a subsidiary of Tethys Petroleum Limited, and jointly with CNPC Central Asia B.V., a subsidiary of CNPC. Total E&P Tajikistan B.V. and CNPC Central Asia B.V. will each hold a 33.335% interest in the PSC, while Kulob Petroleum Limited will retain a 33.33% stake.

This transaction has been approved and supported by the Tajikistan Government.

The Bokhtar PSC covers an area of 36,000 square kilometers at the northern end of the prolific Afghan-Tajik basin. A number of large gas discoveries have already been made in the adjacent Amu Darya basin’s Jurassic carbonate reservoirs. The PSC area is 300 kilometers from the border with China, and therefore strategically positioned to supply world class markets.

Operations will be conducted jointly, through an operating company, Bokhtar Operating Company B.V. (BOC). BOC will launch in the coming weeks a large seismic campaign covering the PSC area, and should decide on a first exploration well by end 2014.

The signing ceremony took place in the Presidential Compound in the presence of the Prime Minister Okil Okilov, the Minister of Energy and Industry Gul Sherali, Mr. Bo Qiliang, President of CNODC and Vice-President of Petrochina, Mr. Michael Borrell, Senior Vice President Continental Europe and Central Asia of Total and Dr. David Robson, Executive Chairman and President of Tethys Petroleum Limited.

“This acquisition is aligned with our bolder exploration strategy and positions the Total group in one of the world’s most prolific gas basins,” said Michael Borrell, Senior Vice President, Continental Europe Central Asia, Total Exploration & Production. “The partnership between the Total, CNPC and Tethys groups is particularly well equipped to conduct successful exploration and potentially develop a value-creating project.”

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Mr Bo Qiliang, President of CNODC and Vice-President of Petrochina said: “CNPC, as the world’s 5th largest oil company, has advanced exploration and development technology, and accumulated a wealth of experience in exploration and development in Central Asia. We are very willing to work with the Tajik Government and partners to promote the oil industry development in Tadjikistan”

Dr David Robson, Executive Chairman and President of Tethys, said: “This is a fantastic deal both for Tajikistan and for Tethys. We believe the Bokhtar PSC is a world class asset with enormous potential. The strengths brought to this project by our new partners, Total and CNPC, means we are in a position to explore and develop rapidly this potential using all available techniques and technologies and with the financial strength to maximize success. This is a great day!”

* * * * *

China National Oil and Gas Exploration and Development Corporation (“CNODC”) is a wholly owned subsidiary of China National Petroleum Corporation (“CNPC”). CNPC is also the parent company of PetroChina, (NYSE:PTR, 0857.HK, 000669.SH). CNPC is China’s largest oil and gas producer and supplier, as well as one of the world’s major oilfield service providers and a global contractor in engineering construction. CNPC also owns and operates the Central Asia China Gas Pipeline. The pipeline starts at Gedaim on the border of Turkmenistan and Uzbekistan, runs through central Uzbekistan and southern Kazakhstan, and ends at Horgos in China’s Xinjiang Uygur Autonomous Region, where it interconnects to CNPC’s Second China West-East Gas Pipeline.

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

Tethys Petroleum Limited (“Tethys”) is an oil and gas exploration and production company listed on the main board of the Toronto Stock Exchange (symbol “TPL”) in Canada, the London Stock Exchange in Great Britain (symbol “TPL”) and on the Kazakhstan Stock Exchange (“KASE”) in Almaty. Tethys is focused on the prolific sedimentary basins of Central Asia and the Caspian Region, with its current projects in Kazakhstan, Tajikistan and Uzbekistan. The Company owns and operates its own drilling rigs, pipelines, production facilities and related equipment. The Company’s staff has proven expertise and experience in exploration and production and in applying modern techniques and technologies in the rehabilitation of existing fields.